Announcement of an Extraordinary General Meeting of Shareholders of Woori Bank

On January 23, 2013, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the Board of Directors of Woori Bank, a wholly owned subsidiary of the Company, passed a resolution to hold an extraordinary general meeting of shareholders (the “EGM”) on January 25, 2013, which date has been changed from January 23, 2013 (as previously disclosed on the Form 6-K filed on January 22, 2013 by the Company). The key details of the EGM are set forth below.

Key Details:

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Meeting Date and Time: January 25, 2013; 14:00
Venue: Woori Bank Head Office Building (203, Hoehyon-dong 1-ga, Chung-gu, Seoul, Korea)
Agenda: Approval of the spin-off of Woori Bank’s credit card business (including the related reduction of capital)
Date of the Board of Directors’ Resolution Regarding the EGM: January 23, 2013